June 17, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Re:                             Tactile Systems Technology, Inc.
Registration Statement on
Form S-1 (File No. 333-209115)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with Tactile Systems Technology, Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on June 21, 2016 at 4:30 p.m. E.D.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)            Date of preliminary prospectus: June 9, 2016

(ii)           Dates of distribution: June 9 — June 21, 2016

(iii)          Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: 717

(iv)          We have complied and will comply, have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Piper Jaffray & Co.
William Blair & Co., L.L.C.

PIPER JAFFRAY & CO.

By:	/s/ Neil Riley
Name: Neil Riley
Title: Managing Director

WILLIAM BLAIR & CO., L.L.C.

By:	/s/ Brett Paschke
Name: Brett Paschke
Title: Managing Director

On behalf of each of the Underwriters